Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

W. John McGuire

Partner

+1.202.373.6799

wjmcguire@morganlewis.com

January 6, 2015

VIA EDGAR

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSgA Funds Management, Inc., et al. (File No. 812-14165); Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

On behalf of SSgA Funds Management, Inc. (the “Adviser”), SSgA Active Trust and SSgA Master Trust (the “Trusts”), and State Street Global Markets, LLC (the “Distributor,” and collectively with the Adviser and the Trusts, the “Applicants”), we submitted on June 7, 2013 an application (the “Application”) seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act, under Sections 6(c) and 17(b) of the Act that would grant an exemption Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. After discussing the Application with the Staff of the Securities and Exchange Commission (the “Commission”), we are writing on behalf of the Applicants to respectfully request that the Commission consent to the withdrawal of the Application, and that the Commission take no further action with respect thereto.

If you have any further questions or need further information, please do not hesitate to contact the undersigned at 202.373.6799.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc: Joshua A. Weinberg

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